February 20, 2003
TSX: CL, NYSE: CLU

Canada Life Board Continues To Recommend Rejection of Manulife Offer

Notice of Change to Directors' Circular Provides Update
on Recent Developments, Great-West Transaction

Toronto, Ontario - Canada Life Financial Corporation (Canada Life) has mailed to shareholders a Notice of Change to Directors' Circular dated February 18, 2003, confirming Canada Life's recommendation to reject Manulife's unsolicited offer to acquire all the shares of Canada Life and providing details of developments subsequent to Canada Life's Director's Circular dated January 9, 2003.

On February 17, 2003, Canada Life announced that it had entered into an agreement with Great-West Lifeco Inc. (Great-West), for Great-West to acquire all of Canada Life's common shares for a combination of cash and securities valued at $44.50 per Canada Life common share. The Canada Life Board unanimously recommends the Great-West transaction.

Canada Life shareholders will be asked to approve this transaction at a shareholders meeting to be held before the end of May, 2003. A proxy circular will be mailed to shareholders, which will provide details about the meeting. Shareholders who wish to take advantage of this superior alternative to the Manulife offer, but have previously tendered their shares to Manulife, are urged to withdraw their shares from the Manulife offer by completing and submitting a Notice of Withdrawal. A Notice of Withdrawal form is available on the "Latest Shareholder News" section of the Canada Life web site (www.canadalife.com) or from Georgeson Shareholder, at the toll free numbers listed below.

In Canada & U.S.A. 1-866-802-5796 English
In Canada & U.S.A. 1-866-860-4550 French
Rep. of Ireland 1-800-300-062
United Kingdom 0-800-018-3047
Other Countries 416-642-7084 (call collect)
email: shareholder@gscorp.com

Canada Life Financial Corporation, established in 1999, is the holding company for The Canada Life Assurance Company and is traded on the Toronto Stock Exchange under the symbol "CL" and the New York Stock Exchange under the symbol "CLU". The Canada Life Assurance Company, Canada's first domestic life insurance company founded in 1847, has total assets under administration in excess of $68 billion. Headquartered in Toronto, the Company operates in Canada, the United States, the Republic of Ireland, the United Kingdom, Germany, Brazil, Hong Kong and the Caribbean.

For further information contact:

Brian Lynch
Vice-President, Investor Relations and
Corporate Communications
(416) 597-1440, ext 6693
brian_lynch@canadalife.com